

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Christopher Noyes
Chief Financial Officer
Liberty Latin America Ltd.
2 Church Street
Hamilton, Bermuda HM 11

> **Re: Liberty Latin America Ltd.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 22, 2023**
> **File No. 001-38335**

Dear Christopher Noyes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Zook